Exhibit 99.3

Distribution Date: Monday, July 25, 2022 9am EDT

Distribution: All AutoWeb employees

Subject: Important Company Update

Team,

This morning, we publicly announced that AutoWeb has entered into a definitive merger agreement to be acquired by a subsidiary of One Planet Group LLC. As you know, a special committee of AutoWeb’s Board of Directors has sought out and carefully considered a range of strategic opportunities for AutoWeb to best provide value for Company stockholders. We are pleased to share that the result of these efforts is a strategic acquisition designed to achieve sustainable profitability for AutoWeb’s business.

The acquisition is structured as a cash tender offer, followed by a second-step merger, the details of which are set forth in the Form 8-K that will be filed shortly, and the associated press release. The acquisition is expected to close by September 16, 2022.

Please join us at our Team Update Meeting today to learn more about One Planet Group LLC, the mechanics of the acquisition, and next steps for the AutoWeb team.

jared